Mail Stop 4561   April 23, 2008

Duane Bennett, President
Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

> **Re:**   **Montgomery Real Estate Service, Inc.**
> **Form 10**
> **Filed March 27, 2008**
> **File No. 000-53146**

Dear Mr. Bennett:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you have not included a website. If applicable, please disclose your website.

2.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

3.   Please disclose when the offer and sale of the 30,356,200 shares was conducted, what exemption was relied upon for those sales, what price was paid for the shares, how you complied with that exemption, when the final sale was made pursuant to that exemption. Please revise the disclosure under Item 10 if appropriate.

4.   Please disclose the nature of your business since 2003. Refer to Item 101 of Regulation S-K. Please clarify whether the property was acquired in December 2007 or March 2008, as disclosed elsewhere in the prospectus.

5.   We note that your promoter Mr. Bennett has previously controlled a number of public companies all of which have ceased operations and merged with a private company. Please disclose whether your business plan contemplates a similar transaction.

Cover Page of Registration Statement

6.   In exhibit 4.2, the name of the previous company is listed as Media Group South, Inc. However, on the cover page, the name of the previous company is listed as Media South Group, Inc. Please revise to provide the correct name. Please ensure that the correct name is provided throughout the registration statement.

7.   Please revise the cover page to indicate that the address provided for the company is the address is for Lessard Property Management, Inc.

Business, page 3

Introduction, page 3

8.   In this section, please clarify that the address and telephone number being provided are for Lessard Property Management, Inc.

9.   In this section, you disclose that you are currently authorized to issue 175,000,000 shares of common stock. In exhibit 2, it states that you are currently authorized to issue 275,000,000 shares of common stock. In the articles of incorporation provided, it states that there are 100,000,000 shares authorized and there is no mention of preferred stock. Please revise or advise.

10.   In exhibit 2, you disclose that 14,000,000 preferred shares were issued to Front Street. You disclose that preferred shares are convertible on a one for ten conversion basis. In exhibit 2, it appears that the shares are convertible on a one for one basis. Please advise. Additionally, please disclose whether these preferred shares are still outstanding.

The Building at 472 Front Street, page 3

11.   Please explain the duties Lessard Property Management performs on behalf of the company.

Overview of our Market Area, page 3

12.   Please update the information contained in this section and throughout the registration statement. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Our Plan to Acquire other Rental Properties, page 4

13.   In this section, you indicate that you intend to purchase additional real estate in the next 12 months and utilize the proceeds from the resale of the properties and revenues to pay operating costs. Please address the impact of the current property market on your ability to flip a property within 12 months in a risk factor.

14.   Please disclose how Mr. Bennett is related to you. Please clearly disclose here that there is not a written agreement in place with Mr. Bennett and that he has no obligation to provide additional funds.

Purchase Procedures, page 4

15.   In this section, you indicate that you determine market value through appraisals and comparable sales reports. Please disclose whether an appraisal was obtained for the Front Street property.

Our Financing Procedures, page 5

16.   In this section, you state: "We hope to leverage the property with a financial institution or private lender so that funds are available for additional purchases, based on using the property as collateral." In light of the fact that the property is already encumbered by two mortgages, please explain how you can leverage the property any further.

Competitive Business Conditions, page 5

17.   Please provide updated information regarding the rental market and home builders market. Please provide support for this information and clearly mark the specific language in the supporting materials that supports each statement. Further, please provide us the supporting materials.

18.   It appears from your business description that you intend to purchase properties that have already been built. It is therefore unclear why you compare the ability of homebuilders to purchase and develop land to your ability to do this. Please revise or advise.

Risk Factors, page 6

19.   Please add a risk factor disclosing that no title examination was conducted on the Front Street property and address the potential impact this might have on you if it is ever determined that there is a cloud on the title.

20.   Please add a risk factor to address environmental risks that could arise with respect to your property or future properties you may purchase and address the impact on you if environmental problems are discovered.

21.   If applicable, please add a risk factor to address your potential liability to your renters and their guests in the event one of them is hurt on your property.

Our Management may have possible conflicts… page 6

22.   Please provide additional disclosure regarding the property transfer by Mr. Bennett, including the sales price, how it was negotiated and Mr. Bennett's holding period prior to sale. Please provide similar disclosure in the conflicts section.

We have incurred losses from operations… page 6

23.   Please expand your disclosure under this risk factor to address the money you owe with respect to the two mortgages on the Front Street property.

Financial Information, page 7

24.   Please provide introductory disclosure that clarifies whether the financial information presented reflects your company and its predecessors or the property-holding subsidiary prior to your acquisition.

Results of Operations, page 7

25.   Please provide additional detail regarding the bad debt expense.

Properties, page 9

26.   Please explain why the address provided for the company in this section is different from the address provided on the cover.

Securities Ownership of Certain Beneficial Owners and Management, page 10

27.   In this section, you indicate that Mr. Bennett does not own any shares; however, under the section, "Promoters and Control Persons," you indicate that he is a control person by virtue of his share ownership, both directly and indirectly as a trustee of North East. Please clarify whether Mr. Bennett directly owns any shares.

28.   Please disclose whether Mr. Bennett owned all of the shares of Front Street First Corporation that were exchanged for the shares of Montgomery. If there are additional shareholders of Front Street First that received shares in this transaction, please disclose the exemption relied upon when shares of Front Street were originally sold to these other shareholders. Please disclose when the sales were conducted, what price was paid for the shares, how you complied with that exemption, and when the final sale was made pursuant to that exemption.

Directors and Executive Officers, page 10

29.   Please disclose in this section that Mr. Bennett is the controlling shareholder and therefore will elect your directors and officers.

30.   In reviewing the Nevada Secretary of State's website, it appears that Mr. Bennett acts as an officer or director for several companies that are not listed in the discussion of his experience. Please revise or advise.

31.   Please clarify whether Mr. Bennett continues to be employed by Axiom III.

Certain Relationships and Related Transactions, page 11

32.   Please clarify that Mr. Bennett, as the sole member of the board, may approve all material related party transactions, including transactions in which he is a party.

Voting Rights, page 12

33.   Please disclose in this section that Mr. Bennett currently controls more than fifty percent of the total voting rights and can elect all of your directors.

Financial Statements

Independent Auditors' Report, page 15

34.   Please revise your auditor's report to include the city and state from which your auditor
        issued their report. Please refer to Rule 2-02 of Regulation S-X.

35.   Please have your auditor revise their report so that it is addressed appropriately to the
        Board of Directors and Stockholders of the Registrant as opposed to the Registrant's
        predecessor.

Note A – Summary of Significant Accounting Policies

Business Activity, page 20

36.   Please help us to better understand the merger transaction between Front Street First Corp
        and Montgomery Real Estate Service, Inc. on December 31, 2007. In your response, tell
        us what consideration, if any, Montgomery Real Estate Service, Inc. paid to obtain all of
        the common stock of Front Street First Corp and to whom such consideration was paid.
        Additionally, please address how you have accounted for this merger transaction (e.g., as
        a business combination at fair value or as a merger of entities under common control) and
        whether the basis of assets and liabilities transferred to Montgomery Real Estate Service,
        Inc. were accounted for at carrying value or fair value in the merger.

Impairment of Long-Lived Assets, page 21

37.   Please update your disclosure for policies related to impairment of long-lived assets as
        SFAS 121 has been superseded by SFAS 144.

Note D – Going Concern, page 23

38.   We note your disclosure which indicates that management believes that it is taking
        actions which will provide the means for the Registrant to continue as a going concern.
        This disclosure does not appear to be consistent with the disclosures made on pages 4 and
        8 of your filing which indicates that if revenues are not sufficient that you will rely
        principally on capital infusions from Duane Bennett. Please advise and revise your
        filing, as appropriate.

NOTE G – Notes Payable

39.   Please revise your long term debt maturities table to reconcile to the total amount
        outstanding mortgage amount as of December 31, 2007.

Exhibits

40.   Please ensure that you provide all exhibits required by Item 601 of Regulation S-K. In addition, please advise us why you have not filed the merger agreement between Montgomery Real Estate Services, Inc. and Media Group South, Inc.

41.   Please provide the amended articles of incorporation reflecting the name change and change in business from Media Group South to Montgomery Real Estate Services. Additionally, please provide the amended articles of incorporation reflecting the change in the authorized common shares and the creation of the preferred class of authorized shares.

42.   Please provide the amended bylaws of the corporation reflecting the name change and change in business from Media Group South to Montgomery Real Estate Services.

43.   You disclose that Mr. Bennett transferred the Front Street property to Montgomery and that Montgomery is now obligated on two mortgages. The mortgages provided as an exhibit do not reflect this. Please advise.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Pat Demers (by facsimile)